Exhibit 97.1

Drilling Tools International Corp.

POLICY FOR THE RECOVERY OF

ERRONEOUSLY AWARDED COMPENSATION

A.
OVERVIEW

In accordance with the applicable rules of The Nasdaq Stock Market LLC, including Nasdaq Rule 5608 (collectively, the “Nasdaq Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Drilling Tools International Corp. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section H, below.

B.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)
In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Nasdaq Rules and Rule 10D-1 as follows:

(i)
After an Accounting Restatement, the Compensation Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable, including any repayment schedule associated therewith. For the avoidance of doubt, this Policy shall apply to all Executive Officers who received Erroneously Awarded Compensation during the applicable Clawback Period, regardless of whether any particular Executive Officer was or was not responsible for or involved in the preparation of the Company’s financial statements.

For Incentive-based Compensation based on (or derived from) the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(a)
The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

(b)
The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

(ii)
The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(iii)
To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations

Exhibit 97.1

established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iv)
To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(2)
Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and either of the following two conditions is met:

(i)
The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to Nasdaq; or

(ii)
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C.
DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

D.
PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

E.
ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

No recovery hereunder of any Erroneously Awarded Compensation shall constitute an event giving rise to a right for any Executive Officer to resign for “good reason” or “constructive termination” (or similar term) under any plan, agreement, arrangement or contract with the Company or any affiliate thereof. In addition, the Board may require that any employment agreement, equity or equity-based award agreement or other similar agreement entered into on or after the effective date of this Policy shall, as a condition to the grant of any compensation or benefit thereunder, require the applicable Executive Officer to acknowledge and agree to abide by the terms of this Policy.

The Committee is authorized to interpret and construe this Policy and to make all determinations

Exhibit 97.1

necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

F.
AMENDMENT; TERMINATION; SEVERABILITY

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rules or Nasdaq Rules.

If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, SEC rules or Nasdaq Rules, such provision shall be applied to the maximum extent permitted thereby and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to confirm to any such limitations.

G.
OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

H.
DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(2)
“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the applicable Clawback Period (as defined below).

(3)
“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(4)
“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

Exhibit 97.1

(5)
“Executive Officer” means the Company’s current or former president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Executive Officers shall include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

(6)
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

(7)
“Incentive-based Compensation” means any compensation, including, but not limited to, cash, stock options, restricted stock, restricted stock units, phantom stock and other equity or equity-based awards, that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Equity and equity-based awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive-based Compensation.

(8)
“Nasdaq” means The Nasdaq Stock Market LLC.

(9)
“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(10)
“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Effective October 2, 2023.

Exhibit 97.1

Exhibit A

Drilling Tools International Corp.

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR
THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By signing this Attestation and Acknowledgement Form below, the undersigned (the “Executive Officer”) acknowledges and confirms that the Executive Officer has received and reviewed a copy of the Policy for the Recovery of Erroneously Award Compensation (the “Policy”) of Drilling Tools International Corp. (the “Company”).

In consideration of the Executive Officer’s eligibility to receive future Incentive-based Compensation (as defined in the Policy) and to participate in Incentive-based Compensation plans, as well as other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Executive Officer signing this Attestation and Acknowledgement Form below, the Executive Officer acknowledges and agrees that:

•
the Executive Officer is and will continue to be fully bound by, and subject to, the Policy;
•
in the event of any inconsistency between the Policy and the terms of any employment or separation agreement to which the Executive Officer is a party, or the terms of any compensation plan, program or arrangement under which any Incentive-based Compensation is granted, awarded, earned or paid, the terms of the Policy shall govern;
•
the Policy will apply both during and after the Executive Officer’s employment with the Company;
•
the Policy will apply to past and future Incentive-based Compensation as provided in the Policy; and

the Executive Officer is required to comply with the terms and conditions of the Policy, including, without limitation, the requirement to return any Erroneously Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner consistent with, the Policy

Signature:

Printed Name:

Date: